              Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
              File No. 132-01854

                                  *  *  *  *

The following materials were distributed to CBOT members entitled to vote after the close of business on September 27, 2000.


September 27. 2000


                           NOTICE OF SPECIAL MEETING
                           -------------------------


To:  Voting Members

The Board of Directors of the Board of Trade of the City of Chicago, Inc. (the "CBOT(R)") has called for a Special Meeting of the Membership, to be held at 2:30 p.m., Central time on October 12, 2000 in the Visitor Center Theater, Fifth Floor of the CBOT's offices at 141 West Jackson Blvd., Chicago, Illinois 60604, for the purpose of conducting a membership vote on a proposition to amend the Charter, Bylaws and Rules of the CBOT, which is described more fully in the enclosed Ballot Disclosure. Holders of record of Full Memberships and Associate Memberships as of September 27, 2000 will be entitled to vote in connection with the Special Meeting of the Membership.

As a result of the CBOT's reincorporation in Delaware, the Special Meeting of the Membership and related Proxy Ballot solicitation will be conducted in accordance with the CBOT's Amended and Restated Certificate of Incorporation ("Charter") and Amended and Restated Bylaws ("Bylaws"), which, as set forth in the Charter, include the Rules, and applicable Delaware law. The proposition set forth in the Ballot Disclosure is being submitted to a vote of the Membership pursuant to Sections 5 and 7 of Exhibit A to the CBOT's Charter. PLEASE NOTE THE FOLLOWING INSTRUCTIONS:

Instructions
------------

1. Mark the enclosed Proxy Ballot and provide your signature, printed name and date, enclose and seal the completed Proxy Ballot in the gold envelope addressed to the Secretary. The Proxy Ballot must be signed in order to be effective.

2. Print your name in the upper left-hand corner of the gold envelope and deliver or mail it to the Secretary's Office.

Returning your completed Proxy Ballot will not prevent you from voting in person at the Special Meeting of the Membership if you are present and wish to vote. Please note, however, that if you vote by Proxy Ballot, you will not need to attend the Special Meeting of the Membership, or take any further action in connection with the proxy voting at the Special Meeting, because you already will have directed the Proxy how you wish to vote with respect to the proposition. You may revoke your Proxy Ballot at any time before the Special Meeting of the Membership by providing written notice to the Secretary or by submission of a later-dated Proxy Ballot.

If you have any questions concerning this letter or the voting process on this proposition, please do not hesitate to contact the Secretary's Office at (312) 435-3605.

                                      By order of the Board of Directors,

                                      /s/ Paul J. Draths

                                      Paul J. Draths
                                      Vice President and Secretary

                                                              September 27, 2000

BOARD OF TRADE
OF THE CITY OF CHICAGO, INC. (CBOT(R))


                               BALLOT DISCLOSURE

TO MEMBERS:

The Board of Directors has called for a Special Meeting of the Membership, to be held at 2:30 p.m. Central time on THURSDAY, OCTOBER 12, 2000 in the Visitor Center Theater, Fifth Floor of the CBOT's offices at 141 West Jackson Blvd., Chicago, Illinois 60604 for the purpose of conducting a membership vote on the proposition described below. Holders of record of Full Memberships and Associate Memberships as of the close of business on September 27, 2000 will be entitled to vote in connection with the Special Meeting of the Membership.

As a result of the CBOT's reincorporation in Delaware, the Special Meeting of the Membership and related Proxy Ballot solicitation will be conducted in accordance with the CBOT's Amended and Restated Certificate of Incorporation ("Charter") and the Amended and Restated Bylaws ("Bylaws"), which, as set forth in the Charter, include the Rules, and applicable Delaware law. The proposition set forth herein is being submitted to a vote of the Membership pursuant to Sections 5 and 7 of Exhibit A to the CBOT's Charter.

PROPOSITION - COMMENT

This proposition was adopted by the Board of Directors on September 27, 2000 upon the recommendation of the Executive Committee.

The proposal, if approved by the membership, would result in amendments to the CBOT's Charter, Bylaws and Rules which would reduce the size of both the Board of Directors and the Nominating Committee.

Currently, the CBOT's Charter, Bylaws and Rules specify a 27-person Board of Directors and a 7-person Nominating Committee for the Exchange. These respective groups are comprised as follows:

- Board of Directors: Chairman of the Board (two-year term of office), First and Second Vice Chairmen of the Board (staggered two-year terms), President (a non-voting Board member), 15 Full Member Directors (staggered three-year terms), 3 Associate Member Directors (staggered three-year terms) and 5 non-member "public" Directors (staggered four-year terms).

- Nominating Committee: 6 Full Members (staggered three-year terms) and 1 Associate Member (three-year term).

The proposed amendments would reduce the authorized size of the Board of Directors to 18 positions, and the Nominating Committee to 5 positions, comprised as follows:

- Board of Directors: Chairman of the Board (two-year term of office), Vice Chairman of the Board (two-year term), President (non-voting), 9 Full Member Directors (staggered three-year terms), 2 Associate Member Directors (staggered three-year terms) and 4 non-member "public" Directors (staggered four-year terms).

- Nominating Committee: 4 Full Members (staggered three-year terms) and 1 Associate Member (three-year term).

As described more fully below, the elimination of certain directorships and positions on the Nominating Committee would be implemented as follows:

- Seven Board directorships whose terms expire at the end of 2000 (i.e., - the Second Vice Chairman, 5 Full Member Directors and 1 Associate Member Director) would be eliminated.

     Also, one currently vacant Full Member directorship (for the term expiring in December 2001) would be eliminated.

     There would be an election in December, 2000 only for the office of Chairman of the Board.

- One non-member "public" directorship whose term expires in December, 2000 would be eliminated.

- Two Full Member positions on the Nominating Committee whose terms expire at the end of 2000 would be eliminated.

This proposal is designed to advance the Exchange's overall strategic goals by helping to streamline the CBOT's corporate governance mechanism.

The CBOT Charter as it is proposed to be amended and restated is set forth in its entirety as Exhibit I. The pertinent CBOT Bylaws as they are proposed to be amended and the pertinent CBOT Rule as it is proposed to be amended are set forth in Exhibit II. We urge you to read these documents carefully before deciding how to vote on this proposition.

THE BOARD RECOMMENDS ADOPTION OF THIS PROPOSITION.



                                              /s/ Paul J. Draths

                                              Paul J. Draths
                                              Vice President and Secretary


The CBOT urges you to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's website at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


--   --   --   --   --   --   --   --   --   --   --   --   --   --   --   --

PROPOSITION

Amend the Charter, Bylaws and Rules of the Board of the City of Chicago, Inc. (CBOT(R)) as follows to reduce the size of the Board of Directors and of the Nominating Committee. (Additions underlined; deletions struck through and bracketed):

                              AMENDED AND RESTATED
                         CERTIFICATION OF INCORPORATION

                                       OF

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.


          ARTICLE SIXTH: The business and affairs of the Corporation shall be managed by or under the direction of a governing body to be known as the Board of Directors. Until the first business day of January, 2001, the [****] Board of Directors shall be comprised of the following twenty-seven members (all of whom may be referred to hereinafter as "Directors"):

               (a)  the Chairman of the Board;

               (b)  the First Vice Chairman of the Board;

               (c)  the Second Vice Chairman of the Board;

               (d) the President of the Corporation (who shall be a non-voting Director);

               (e) fifteen elected Directors who shall be Full Members of the Corporation and of whom at least three shall be non-resident (defined for purposes of this provision as a person whose ordinary place of business or occupation is located more than fifty miles from the Court House of Cook County, Illinois);

               (f)  five non-member Directors; and

               (g) three Directors who shall be Associate Members of the Corporation.

Beginning on the first business day of January, 2001, the Board of Directors shall be comprised of the following eighteen members (all of whom may be referred to hereinafter as "Directors"):

               (a)  the Chairman of the Board;

               (b)  the Vice Chairman of the Board;

               (c) the President of the Corporation (who shall be a non-voting Director);

               (d) nine elected Directors who shall be Full Members of the Corporation and of whom at least two shall be non-resident (defined for purposes of this provision as a person whose ordinary place of business or occupation is located more than fifty miles from the Court House of Cook County, Illinois);

               (e)  four non-member Directors; and

               (f) two Directors who shall be Associate Members of the Corporation.


                                   EXHIBIT A


        Section 3. Vote Necessary. The vote required at the Annual Election for the choice of elective offices shall be as specified in this Section.

(a) Chairman and[, ****] Vice Chairman [****] of the Board. A majority of all votes cast shall be necessary to elect a Chairman of the Board and to elect a [****] Vice Chairman [****]. If no candidate received a majority vote for Chairman of the Board or for [****] Vice Chairman [****] at the Annual Election, another ballot shall be taken fifteen days later; and if again there shall be a failure to elect, a third ballot shall be taken on the fifteenth following day, when a plurality shall elect.

                                   EXHIBIT B

          Section 2. [****] Vice Chairman [****]. The [****] Vice Chairman of the Board ("[****] Vice Chairman") shall perform the duties of the Chairman of the Board in his absence or disability. [****.] In the absence or disability of the Chairman of the Board and the [****] Vice Chairman [****], the Board may choose temporarily an Acting Chairman of the Board.


          Section 5. Tenure of Office.

          (a) The Chairman of the Board and the [****] Vice Chairman of the Board shall hold office for two years. [****.] The elected Directors shall hold office for three years, except as provided in Section 7 of this Exhibit B. In addition, non-member Directors shall be nominated and appointed pursuant to Section 5(d) of this Exhibit B. [****.] The non-member Director[(****)] who will begin a new term in the next succeeding year will be nominated and appointed no sooner than the November Regular Board meeting and no later than the last business day of the year which precedes the commencement of the new term. Each non-member Director shall hold office for four years. All Officers and Directors thus elected or appointed shall take office on the first business day in January following the Annual Election and shall hold over in office until their respective successors are qualified after election or appointment.

          (b) If a vacancy occurs in the office of non-member Director, such vacancy will be filled by a successor nominated and approved pursuant to Section 5(d) of this Exhibit B. The successor non-member Director will take office at the meeting following approval and shall hold office for the remainder of the applicable four-year term.

          (c) Beginning with the candidates elected at the First Annual Election following the adoption of the provisions set forth in
               Section 5(c) of this Exhibit B, no member shall be elected by the Members of the Exchange to more than:

           -   Three consecutive two-year terms as Chairman of the Board; or

           - Three consecutive two-year terms as [****] Vice Chairman of the Board; or

           [-  ****]

           -   Two consecutive three-year terms as elected Director.

The foregoing term limits shall apply separately and distinctly to each of the specified elective offices (i.e. - Chairman of the Board, [****] Vice Chairman of the Board, [****], and elected Director). A member who has reached a consecutive term limit in any one of the specified elective offices shall not thereby be ineligible for election to any other elective office on the Board.

          (d) The names of all candidates for the non-member Directors' positions shall be submitted to the Corporation's Nominating Committee. It will be the responsibility of the Nominating Committee to review the qualifications of the candidates and present to the Board of Directors the names of those candidates which the Committee believes are best qualified to serve on the Board of Directors. The Board of Directors will elect candidates from among those submitted by the Nominating Committee which the Board of Directors believes are best qualified to serve the Membership.

          Section 7. Elective Officers.

          [****]

          [****]

a) At the December, 2000 Annual Election and at every second Annual Election thereafter, the Members of the Exchange shall elect as an officer a Chairman of the Board.

     On the first business day of January, 2001, the office of First Vice Chairman of the Board shall be retitled and shall become the office of Vice Chairman of the Board. The term of office previously in effect for the First Vice Chairmanship of the Board shall become the term of office for the Vice Chairmanship of the Board. The First Vice Chairman of the Board as of the day preceding the first business day of January, 2001 shall become the initial holder of the office of Vice Chairman of the Board. At the December, 2001 Annual Election and at every second Annual Election thereafter, the Members of the Exchange shall elect as an officer a Vice Chairman of the Board.

     At the December, 2001 Annual Election and at every third Annual Election thereafter, the Members of the Exchange shall elect the following as officers:
Three Directors who shall be Full Members (including at least one non-resident as defined in Article SIXTH of the Certificate of Incorporation), one Director who shall be an Associate Member (and who shall not be a non-resident member as defined in Article SIXTH of the Certificate of Incorporation), one member of the Nominating Committee who shall be a Full Member, and one member of the Nominating Committee who shall be an Associate Member.

     At the December, 2001 Annual Election the Members of the Exchange also shall elect, for two-year terms, one Director who shall be a Full Member and a non-resident as defined in Article SIXTH of the Certificate of Incorporation, and one member of the Nominating Committee who shall be a Full Member.

     At the December, 2002 Annual Election and at every third Annual Election thereafter, the Members of the Exchange shall elect the following as officers:
Three Directors who shall be Full Members (including at least one non-resident as defined in Article SIXTH of the Certificate of Incorporation), one Director who shall be an Associate Member (and who shall not be a non-resident member as defined in Article SIXTH of the Certificate of Incorporation), and two members of the Nominating Committee who shall be Full Members.

     At the December, 2002 Annual Election the Members of the Exchange also shall elect, for one year terms, two Directors who shall be Full Members.

     At the December, 2003 Annual Election and at every third Annual Election thereafter, the Members of the Exchange shall elect the following as officers:
Three Directors who shall be Full Members (including at least one non-resident as defined in Article SIXTH of the Certificate of Incorporation) and one member of the Nominating Committee who shall be a Full Member.

     All such officers shall be Full Members of the Corporation and shall remain as such throughout their terms, with the exception of those Directors and officers required to be Associate Members, who shall be Associate Members of the Corporation and who shall remain as such throughout their terms except as provided in paragraph (b). All of the aforesaid officers shall be referred to as the "elective officers".

          [****.]

          (b)(****) An Associate Member Director who has completed at least one and one-half years of his/her current term of office may continue in that office of Director for the remainder of that term provided that such Director continuously remains either an Associate Member of the Corporation or a Full Member of the Corporation.

                              AMENDED AND RESTATED
                                     BYLAWS

                                       OF

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.


ARTICLE II, Section 4. Nominations and Annual Election.

          Each year by no later than the first Wednesday in November, the Nominating Committee shall hold at least three meetings, of which due notice shall be posted on the bulletin board. All members may attend such meetings and suggest nominees for the offices to be filled at the following election. In selecting candidates, the Committee shall give special consideration to the desirability of having all interests of the Corporation represented on the Board. At least one candidate for Director at each applicable Annual Election must be a non-resident Full Member as defined in Article SIXTH of the Certificate of Incorporation.

ARTICLE III, Section 2. Quorum. Ten [Twelve] members of the Board shall constitute a quorum, but a lesser number may adjourn to a subsequent time.


                                  RULE 156.00

                                       OF

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.



156.00 Nominating Committee - Until the first business day of January, 2001, the Nominating Committee shall consist of seven members: six elected members and one elected Associate Member whose terms of office shall be three years. Beginning on the first business day of January, 2001, the Nominating Committee shall consist of five members: four elected Full Members and one elected Associate Member whose terms of office shall be three years, except as provided in the Certificate of Incorporation, Exhibit B., Section 7. The Committee members shall elect their own Chairman who shall be a Full Member. The Associate Member shall serve as a full voting member of the Committee. No member of the Nominating Committee shall be eligible for re-election or reappointment for a period of three years after his term expires.

                                  PROXY BALLOT

            BOARD OF TRADE OF THE CITY OF CHICAGO, INC. (THE "CBOT")

The undersigned hereby appoints Paul J. Draths, Carol A. Burke and Terrance K. Livingston, and each of them, Proxies, as that term is defined in Section 4 of Exhibit A to the CBOT's Amended and Restated Certificate of Incorporation, with full power of substitution and revocation, acting together or, if only one is present and voting, then that one, to vote at the Special Meeting of the Membership, to be held on October 12, 2000 and any adjournments or postponements thereof, with all of the powers the undersigned would possess if personally present, as designated herein:



PROPOSITION



FOR           [_]



AGAINST       [_]



Amend the CBOT Charter, Bylaws and Rules, as indicated in the Ballot Disclosure, to reduce the size of the Board of Directors and of the Nominating Committee.


This Proxy Ballot, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, this Proxy Ballot will be voted "FOR" the Proposition.



____________________________________      ___________________________________
Signature                                 Date



____________________________________
Print Name Here



         PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY BALLOT PROMPTLY
================================================================================

                                   EXHIBIT I

                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION

                                       OF

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.


          FIRST: The name of the corporation is Board of Trade of the City of Chicago, Inc. (hereinafter referred to as the "Corporation").

          SECOND: The address of the registered office of the Corporation in the State of Delaware is 9 East Loockerman Street, in the City of Dover, County of Kent, Delaware 19901. The name of the registered agent of the Corporation at such address is National Registered Agents, Inc.

          THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation are:

          (a) to maintain a commercial exchange; to promote uniformity in the customs and usages of merchants; to inculcate principles of justice and equity in trade; to facilitate the speedy adjustment of business disputes; to acquire and disseminate valuable commercial and economic information; and, generally, to secure to its members the benefits of cooperation in the furtherance of their legitimate pursuits; and

          (b) to engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

          FOURTH: The Corporation is not for profit and shall have no authority to issue capital stock. Any amendment, alteration or repeal of this Article FOURTH shall require the approval of the Board of Directors and the affirmative vote of the members in accordance with Exhibit A to this Amended and Restated Certificate of Incorporation (including all exhibits, the "Certificate of Incorporation"), which exhibit shall be a part hereof.

          FIFTH: The terms and conditions of membership in the Corporation, including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in the Corporation, shall be as provided in or pursuant to this Certificate of Incorporation, Exhibit A hereto and the bylaws of the Corporation (including all provisions incorporated therein by reference, the "Bylaws"). Each person or entity that held any membership or other interest in the Board of Trade of the City of Chicago, an Illinois not-for-profit corporation ("Old CBOT"), immediately prior to the merger of Old CBOT with and into the Corporation (the "Merger"), shall hold such membership or other interest in the Corporation immediately following the Merger, subject to this Certificate of Incorporation and the Bylaws, Rules and Regulations (each as hereinafter defined) of the Corporation.

          This Certificate of Incorporation and the Bylaws may be amended from time to time to provide for one or more additional classes of members, membership or other interests, with such terms and conditions, including, without limitation, rights and obligations, including trading rights and privileges, voting rights (or no voting rights), and other qualifications and powers, some or all of which may vary as between classes, as may be provided for herein or in the Bylaws. Any such amendment to this Certificate of Incorporation shall require the approval of the Board of Directors and the affirmative vote of the members in accordance with Exhibit A hereto.

          SIXTH: The business and affairs of the Corporation shall be managed by or under the direction of a governing body to be known as the Board of Directors. Until the first business day of January, 2001, the Board of Directors shall be comprised of the following twenty-seven members (all of whom may be referred to hereinafter as "Directors"):

          (a)  the Chairman of the Board;

          (b)  the First Vice Chairman of the Board;

          (c)  the Second Vice Chairman of the Board;

          (d) the President of the Corporation (who shall be a non-voting Director);

          (e) fifteen elected Directors who shall be Full Members of the Corporation and of whom at least three shall be non-resident (defined for purposes of this provision as a person whose ordinary place of business or occupation is located more than fifty miles from the Court House of Cook County, Illinois);

          (e)  five non-member Directors; and

          (g) three Directors who shall be Associate Members of the Corporation.

Beginning on the first business day of January, 2001, the Board of Directors shall be comprised of the following eighteen members (all of whom may be referred to hereinafter as "Directors"):

          (a)  the Chairman of the Board;

          (b)  the Vice Chairman of the Board;

          (c) the President of the Corporation (who shall be a non-voting Director);

          (d) nine elected Directors who shall be Full Members of the Corporation and of whom at least two shall be non-resident (defined for purposes of this provision as a person whose ordinary place of business or occupation is located more than fifty miles from the Court House of Cook County, Illinois);

          (e)  four non-member Directors; and

          (f)  two Directors who shall be Associate Members of the Corporation.

          The terms of office of such Directors, the manner of their nomination, election or appointment, and other terms and conditions of their service shall be as provided herein and in Exhibit B to this Certificate of Incorporation, which exhibit shall be a part hereof, and in the Bylaws.

          SEVENTH: The Corporation shall have Bylaws, which shall include the Rules of the Corporation (the "Rules"), relating to the business of the Corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its members and other interest holders, Directors, officers, employees, agents or other persons having dealings with the Corporation. The Rules shall be set forth in, or incorporated by reference into, the Bylaws and shall be a part thereof. The Bylaws and the Rules may be adopted, amended or repealed by the membership in the manner provided in this Certificate of Incorporation and Exhibit A hereto. The Board of Directors may adopt, amend or repeal Regulations of the Corporation (the "Regulations") not in conflict with the Rules, which shall have the binding effect of Rules. By majority vote, the Board of Directors may delegate, to particular committees as designated by the Board, the power to adopt, amend or repeal Regulations. Applicants for membership and any person or entity holding any membership or other interest in the Corporation shall be required to sign a written agreement to observe and be bound by this Certificate of Incorporation and the Bylaws, Rules and Regulations of the Corporation, as each may be amended from time to time.

          EIGHTH: Any person or entity holding any membership or other interest in the Corporation shall hold such membership or interest subject to this Certificate of Incorporation and the Bylaws, Rules and Regulations of the Corporation, as each may be amended from time to time, and shall be required to comply with all requirements hereof and thereof, including, without limitation, the requirements relating to proceeds of membership set forth in Rule 252.00 (as the same may be amended from time to time).

          NINTH: The Merger of Old CBOT with and into this Corporation shall have no effect on any rights related to the Chicago Board Options Exchange, Incorporated, including, without limitation, the rights provided in Rule 210.00 (as the same may be amended from time to time), held by any person or entity holding any membership or other interest in the Corporation.

          TENTH: A Director of the Corporation shall not be personally liable to the Corporation or its members for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the duty of loyalty to the Corporation or its members, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL, or (iv) for any transaction from which such Director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or members of the governing body of a non-stock corporation, then the liability of such Director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this provision shall not adversely affect any right or protection of a Director existing at the time of such repeal or modification. For purposes of this Article, the term "Director" shall, to the fullest extent permitted by the DGCL, include any person who, pursuant to this Certificate of Incorporation, is authorized to exercise or perform any of the powers or duties otherwise conferred upon a board of directors by the DGCL.

          ELEVENTH: The provisions of this Certificate of Incorporation may be amended, altered or repealed from time to time in accordance with Delaware law, provided that any such amendment, alteration or repeal must be approved by the membership in the manner set forth herein and in Exhibit A hereto.

                                   EXHIBIT A

                                   MEMBERSHIP
                                   ----------

          The rights of members and other interest holders in the Corporation shall be subject to the following provisions:

          Section 1. Terms and Conditions of Membership. The terms and conditions of membership in the Corporation, including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in the Corporation, shall be as provided in the Certificate of Incorporation and this Exhibit A, and in the Bylaws, Rules and Regulations of the Corporation, as each may be amended from time to time.

          Section 2. Election Procedures. Members shall vote to elect persons to serve on the Board of Directors and Nominating Committee as follows. The election of such persons shall be in charge of tellers appointed by the Chairman of the Board. If the Chairman of the Board appoints as teller a non-member employee of a member, the member shall require such employee to serve as teller upon the established terms. All votes shall be cast by secret ballot. No member shall vote who is not in good standing with the Corporation. Members may vote by mail in the annual election of Directors (the "Annual Election") in the manner prescribed in Section 4 of this Exhibit A. The portions of ballots on which votes are cast for Directors and on which votes are cast for the Nominating Committee shall be rejected unless such portions are marked for a full ticket. The tellers shall receive the ballots and place the same in the ballot box, and shall keep a list of the members voting. After the election, the tellers shall count the ballots and report to the Chairman of the Board the names of the persons elected. The ballots shall be preserved for one month, and, upon request of any interested party, the Board may verify the correctness of the returns.

          Section 3. Vote Necessary. The vote required at the Annual Election for the choice of elective offices shall be as specified in this Section.

          (a) Chairman and Vice Chairman of the Board. A majority of all votes cast shall be necessary to elect a Chairman of the Board and to elect a Vice Chairman. If no candidate received a majority vote for Chairman of the Board or for Vice Chairman at the Annual Election, another ballot shall be taken fifteen days later; and if again there shall be a failure to elect, a third ballot shall be taken on the fifteenth following day, when a plurality shall elect.

          (b) Directors. A plurality of votes shall elect the Directors who are required to be Full Members of the Corporation; provided, however, that if none of the candidates for such offices receiving a plurality of votes is a non-resident member, the non-resident candidate receiving the largest vote as among all non-resident candidates shall be elected Director, in lieu of the resident candidate receiving the lowest winning plurality. A plurality of votes shall elect the Directors who are required to be Associate Members of the Corporation.

          (c) Other Elective Offices. For all other elective offices, a plurality of votes shall elect.

          Section 4. Voting by Mail. At the Annual Election and at all balloting on propositions submitted to a vote of the members, members may vote by mail by delivering a proxy to the Secretary of the Corporation, or any other person or persons designated by the Board of Directors for these purposes (collectively, the "Proxy"), in the manner hereafter provided. At least ten days prior to the balloting, the Proxy shall send to each member (1) a proxy ballot (a "Proxy Ballot") with which the member can appoint the Proxy as proxy and direct the Proxy how to vote; and (2) a copy of the proposition(s) on which a vote is to be taken. Any member who so desires may mark and execute the Proxy Ballot and deliver or mail it to the Proxy. The Proxy shall deliver all such Proxy Ballots to the tellers in charge of the balloting, and the tellers shall indicate which members have submitted Proxy Ballots. The Proxy shall cast one or more ballots to vote, as proxy, as directed in the Proxy Ballots. No ballots received after the polls have closed shall be counted.

          The latest dated Proxy Ballot of a given member delivered or received by mail shall be the Proxy Ballot followed by the Proxy with respect to such member. A member can revoke a Proxy Ballot by voting in person.

          Section 5. Amendment of Bylaws. New Bylaws and Rules may be adopted and existing Bylaws and Rules may be amended or repealed by the membership. Proposed amendments may be recommended by the Board of Directors and, upon such recommendation, the Chairman of the Board shall call for a special meeting of the membership to be held not less than ten days or more than sixty days after the proposed amendment shall have been posted upon the bulletin board (which shall not be later than the date Proxy Ballots are sent to each member) and notice thereof shall have been sent to the members. All votes shall be cast by Proxy Ballot pursuant to Section 4 of this Exhibit A or otherwise in person or by proxy. For such proposed amendment to be approved, at least 300 votes must be cast, with at least a majority of such votes being cast in favor of the amendment; if less than 300 votes are cast, such proposal shall be resubmitted to the membership in accordance with the procedures set forth in this Section 5 of this Exhibit A. If twenty-five members or more petition for a special meeting for the purpose of voting upon any proposed amendment, the Board of Directors, within thirty days or at the next regular Board of Directors meeting, whichever is sooner, shall either approve and recommend the proposed amendment and call for a special meeting to vote upon such amendment, or report to the petitioners the reason for its disapproval. If, within thirty days after such disapproval, one hundred members or more petition for a special meeting for the purpose of voting upon such proposed amendment, a special meeting shall be called for in accordance with the procedures set forth in this Section 5 of this Exhibit A as though the proposed amendment had been recommended by the Board of Directors.

A petition for a special meeting for the purpose of voting upon an amendment which in the opinion of the Board of Directors involves the same or substantially the same subject matter as has been submitted to a vote of the membership at a special meeting at which at least 300 votes were cast at any time within the twelve months immediately preceding the receipt of such petition by the Board of Directors shall require the signatures of at least one hundred members. The Board of Directors shall within thirty days or at the next regular Board of Directors meeting, whichever is sooner, either approve and recommend the proposed amendment and call for a special meeting to vote upon such amendment, or report to the petitioners the reason for its disapproval. If, within thirty days after such disapproval, two hundred and fifty members or more petition for a special meeting for the purpose of voting upon such proposed amendment, a special meeting shall be called for in like manner as though the proposed amendment had been recommended by the Board of Directors and, for such amendment to be approved, at least 300 votes must be cast, with at least two-thirds of such votes being cast in favor of such amendment.

Every petition for amendment shall be signed and dated by each petitioning member. It shall be considered an act detrimental to the welfare of the Corporation for any member to sign a petition for a special meeting for the purpose of a vote on an amendment despite disapproval of such amendment by the Board of Directors unless and until the Board of Directors shall actually have disapproved submission of such amendment.

          Section 6. Amendment of Amendment of Bylaws. During the period of posting of an amendment in accordance with Section 5 of this Exhibit A, such amendment may be amended at a special meeting held for that purpose if the amendment to the proposed amendment is approved in a vote of the membership in which at least 300 votes are cast and at least a majority of such votes are cast in favor of the amendment to the proposed amendment. If the proposed amendment is thus amended, the amended amendment shall then be posted for at least ten days before submission to the membership for vote at a special meeting.

          Section 7. Other Propositions For Vote By Members. Any proposition which the Board of Directors orders submitted to a vote of the members may be so submitted in accordance with the provisions of this Section 7 of this Exhibit A, unless provision for such a submission is specifically provided by some other provision of the Certificate of Incorporation or Bylaws. Such a proposition may be an amendment to the Corporation's Certificate of Incorporation, or may be any other proposition which by law or by the Bylaws or by the Regulations or by order of the Board of Directors for any other reason is required to be so submitted to a vote of the members. Any number of propositions not exceeding five may be submitted concurrently to such a vote of the members.

          In submitting any proposition to a vote of the members, the Board of Directors shall adopt a resolution setting forth such proposition, recommending its adoption and ordering it to be submitted to a vote at a special meeting of the members. Thereupon, the Chairman of the Board shall cause such proposition to be posted upon the bulletin board of the Corporation and shall call for a special meeting upon the proposition on a day to be fixed by the Chairman of the Board, which shall not be less than ten days or more than sixty days after the proposition shall have been posted upon the bulletin board. A notice of the date and time of such special meeting shall be given by mail to each member at least ten days in advance of the date upon which such vote is to be taken. Such notice may be accompanied by a letter from the Chairman of the Board in such form and with such content as the Board of Directors shall approve. A form of Proxy Ballot setting forth the proposition(s) to be voted upon and providing an appropriate space for use by the member in voting "for" or "against" the proposition shall be supplied to each member.

          Any such proposition thus submitted to a vote of the members shall be deemed adopted if at least 300 votes shall have been cast in the special meeting and a majority of the votes thus cast shall have been in favor of the adoption of the proposition.

          Section 8. Voting Rights. Each Full Member shall be entitled to one vote on all matters that are subject to a vote of the general membership. Each Associate Member shall be entitled to one-sixth (1/6) of one vote on all matters that are subject to a vote of the general membership. Until surrendered for an Associate Membership, no one-half (1/2) participations or multiples thereof, shall have any voting rights. In addition, except as otherwise provided herein, no other Member or Membership Interest holder (as defined in the Rules) shall have any voting rights.

                                   EXHIBIT B

                               BOARD OF DIRECTORS
                               ------------------


          The Board of Directors shall be subject to the provisions set forth below:

          Section 1. Chairman of the Board. The Chairman of the Board shall be the presiding officer of all membership and Board meetings and shall exercise such powers and perform such duties as generally appertain to that office. Subject to the approval of the Board, he may appoint special committees and all other committees where the method of appointment is not otherwise provided for, and may temporarily fill any vacancy in any appointive office other than Non-Member Director.

          Section 2. Vice Chairman. The Vice Chairman of the Board ("Vice Chairman") shall perform the duties of the Chairman of the Board in his absence or disability. In the absence or disability of the Chairman of the Board and the Vice Chairman, the Board may choose temporarily an Acting Chairman of the Board.

          Section 3. President. (1) The Board may elect a President of the Corporation, who shall be a non-member, by the affirmative vote of at least two-thirds of the full Board; (2) the Board is expressly authorized, by such affirmative vote, to fix the compensation of such President, to prescribe the duties to be performed by him and to prescribe a tenure of office which tenure shall be subject to termination for good cause or otherwise, by a vote of not less than two-thirds of the full Board; and (3) the Board is expressly authorized to delegate to the President full power to carry on the day-to-day activities of the Corporation, reserving to itself in such case the authority to review the activities of the President and to determine the policies of the Corporation.

          Section 4. President's Duties. (1) The President shall be the Chief Executive Officer of the Corporation responsible to the Board for the management and administration of its business affairs; (2) he shall serve as chief liaison between the Corporation and the public, including federal, state and local government agencies; (3) he shall be a non-voting Director of the Corporation and a non-voting member of the Executive Committee and shall be included for purposes of determining whether a quorum of the Board of Directors or the Executive Committee is achieved; (4) he shall be an ex officio non-voting member of all appointed and special committees of the Corporation of which he is not a regular member; (5) he shall employ such subordinate administrative personnel as he may determine from time to time are required for the efficient management and operation of the Corporation, and shall establish the qualifications, duties and responsibilities of all subordinate administrative personnel; (6) subject to the approval of the Board, he shall fix the compensation, terms and conditions of employment of all subordinate administrative personnel, and may terminate the employment of such personnel; (7) he shall supervise the activities of the Departments of the Corporation; (8) he shall execute all contracts on behalf of the Corporation; (9) he shall not engage in any other business during his incumbency as President, nor shall he trade for his own account or for the account of others in any commodity which is traded on the Board of Trade of the City of Chicago; and (10) by his acceptance of the office of President, he shall be deemed to have agreed and he shall have agreed to uphold the Certificate of Incorporation and Bylaws, and the Rules, Regulations and Interpretations, of the Corporation. The Board may confer upon the President such other and additional rights and responsibilities as it may deem warranted; provided, however, that the Board shall not confer upon the President the power to formulate the policies of the Corporation or to take disciplinary action, arbitrate disputes or adjust claims against members except in his capacity as Director upon review of such matters.

          Section 5. Tenure of Office.

          (a) The Chairman of the Board and the Vice Chairman of the Board shall hold office for two years. The elected Directors shall hold office for three years, except as provided in Section 7 of this Exhibit B. In addition, non-member Directors shall be nominated and appointed pursuant to Section 5(d) of this Exhibit B. The non-member Director who will begin a new term in the next succeeding year will be nominated and appointed no sooner than the November Regular Board meeting and no later than the last business day of the year which precedes the commencement of the new term. Each non-member Director shall hold office for four years. All Officers and Directors thus elected or appointed shall take office on the first business day in January following the Annual Election and shall hold over in office until their respective successors are qualified after election or appointment.

          (b) If a vacancy occurs in the office of non-member Director, such vacancy will be filled by a successor nominated and approved pursuant to Section 5(d) of this Exhibit B. The successor non-member Director will take office at the meeting following approval and shall hold office for the remainder of the applicable four-year term.

          (c) Beginning with the candidates elected at the First Annual Election following the adoption of the provisions set forth in Section 5(c) of this Exhibit B, no member shall be elected by the Members of the Exchange to more than:

          -  Three consecutive two-year terms as Chairman of the Board; or

          -  Three consecutive two-year terms as Vice Chairman of the Board; or

          -  Two consecutive three-year terms as elected Director.

The foregoing term limits shall apply separately and distinctly to each of the specified elective offices (i.e. - Chairman of the Board, Vice Chairman of the Board, and elected Director). A member who has reached a consecutive term limit in any one of the specified elective offices shall not thereby be ineligible for election to any other elective office on the Board.

          (d) The names of all candidates for the non-member Directors' positions shall be submitted to the Corporation's Nominating Committee. It will be the responsibility of the Nominating Committee to review the qualifications of the candidates and present to the Board of Directors the names of those candidates which the Committee believes are best qualified to serve on the Board of Directors. The Board of Directors will elect candidates from among those submitted by the Nominating Committee which the Board of Directors believes are best qualified to serve the Membership.

          Section 6. Qualifications for Elective Officer.

          a) No person shall be a candidate for a non-resident Full Member Directorship as defined in Article SIXTH of the Certificate of Incorporation unless that person:

               - Has been a Full Member for at least three months immediately preceding the deadline for petition candidacy as specified in the Bylaws;

               - Remains a Full Member thereafter through and including his election; and

               -  Has prior experience in the futures industry.

          b) No person shall be a candidate for any other Directorship required to be filled by a Full Member unless that person is a Full Member at the time of standing for election and has been a Full Member or Associate Member of the Exchange for at least one year next preceding his election.

          c) No person shall be a candidate for any other elective office required to be filled by a Full Member who shall not have been a Full Member of the Exchange for at least one year next preceding his election; nor shall any person be a candidate for an elective office required to be filled by an Associate Member who shall not have been an Associate Member of the Exchange for at least one year next preceding his election.

          Section 7. Elective Officers.

          a) At the December, 2000 Annual Election and at every second Annual Election thereafter, the Members of the Exchange shall elect as an officer a Chairman of the Board.

     On the first business day of January, 2001, the office of First Vice Chairman of the Board shall be retitled and shall become the office of Vice Chairman of the Board. The term of office previously in effect for the First Vice Chairmanship of the Board shall become the term of office for the Vice Chairmanship of the Board. The First Vice Chairman of the Board as of the day preceding the first business day of January, 2001 shall become the initial holder of the office of Vice Chairman of the Board. At the December, 2001 Annual Election and at every second Annual Election thereafter, the Members of the Exchange shall elect as an officer a Vice Chairman of the Board.

     At the December, 2001 Annual Election and at every third Annual Election thereafter, the Members of the Exchange shall elect the following as officers:
Three Directors who shall be Full Members (including at least one non-resident as defined in Article SIXTH of the Certificate of Incorporation), one Director who shall be an Associate Member (and who shall not be a non-resident member as defined in Article SIXTH of the Certificate of Incorporation), one member of the Nominating Committee who shall be a Full Member, and one member of the Nominating Committee who shall be an Associate Member.

     At the December, 2001 Annual Election the Members of the Exchange also shall elect, for two-year terms, one Director who shall be a Full Member and a non-resident as defined in Article SIXTH of the Certificate of Incorporation, and one member of the Nominating Committee who shall be a Full Member.

     At the December, 2002 Annual Election and at every third Annual Election thereafter, the Members of the Exchange shall elect the following as officers:
Three Directors who shall be Full Members (including at least one non-resident as defined in Article SIXTH of the Certificate of Incorporation), one Director who shall be an Associate Member (and who shall not be a non-resident member as defined in Article SIXTH of the Certificate of Incorporation), and two members of the Nominating Committee who shall be Full Members.

     At the December, 2002 Annual Election the Members of the Exchange also shall elect, for one year terms, two Directors who shall be Full Members.

     At the December, 2003 Annual Election and at every third Annual Election thereafter, the Members of the Exchange shall elect the following as officers:
Three Directors who shall be Full Members (including at least one non-resident as defined in Article SIXTH of the Certificate of Incorporation) and one member of the Nominating Committee who shall be a Full Member.

     All such officers shall be Full Members of the Corporation and shall remain as such throughout their terms, with the exception of those Directors and officers required to be Associate Members, who shall be Associate Members of the Corporation and who shall remain as such throughout their terms except as provided in paragraph (b). All of the aforesaid officers shall be referred to as the "elective officers".

          (b) An Associate Member Director who has completed at least one and one-half years of his/her current term of office may continue in that office of Director for the remainder of that term provided that such Director continuously remains either an Associate Member of the Corporation or a Full Member of the Corporation.

          Section 8. Eligibility for Elective Office. Individual delegates of Full or Associate Membership who do not hold in their own name an undelegated Full or Associate Membership are not eligible to be an elective officer as defined in Section 7 of this Exhibit B.

          Section 9. Eligibility of Member-Delegators. Full and Associate members shall not be ineligible for elective office or for committee appointments based on their having delegated their Full or Associate memberships.

          Section 10. Absence. If any Director shall absent himself without an excuse from six consecutive regular meetings of the Board, his office may be declared vacant.

          Section 11. Vacancies. If a vacancy occurs in any elective office due to death, resignation or other reason, such vacancy may be filled by a successor elected by the Board of Directors to serve from the meeting following his election until the next Annual Election or until his successor is elected and qualified.

          Section 12. Continuation of Old CBOT Board. The persons serving on the Board of Directors of Old CBOT immediately prior to the Merger of Old CBOT with and into the Corporation shall, at the effective time thereof, become the directors of this Corporation and shall serve, in such capacity, for the term and tenure they were serving on the Board of Directors of Old CBOT and in accordance with this Exhibit B. As applicable, all references in this Exhibit B and elsewhere in the Certificate of Incorporation to dates, actions, terms, tenures or other time periods relating to service on the Board of Directors of the Corporation and other matters shall be deemed to correspond to such dates, actions, times, tenures or other time periods applicable to Old CBOT immediately prior to the Merger.

                                   EXHIBIT II

                              AMENDED AND RESTATED
                                     BYLAWS

                                       OF

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.


ARTICLE II, Section 4. Nominations and Annual Election.

        Each year by no later than the first Wednesday in November, the Nominating Committee shall hold at least three meetings, of which due notice shall be posted on the bulletin board. All members may attend such meetings and suggest nominees for the offices to be filled at the following election. In selecting candidates, the Committee shall give special consideration to the desirability of having all interests of the Corporation represented on the Board. At least one candidate for Director at each applicable Annual Election must be a non-resident Full Member as defined in Article SIXTH of the Certificate of Incorporation.

ARTICLE III, Section 2. Quorum. Ten members of the Board shall constitute a quorum, but a lesser number may adjourn to a subsequent time.


                                  RULE 156.00

                                       OF

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.



156.00 Nominating Committee - Until the first business day of January, 2001, the Nominating Committee shall consist of seven members: six elected members and one elected Associate Member whose terms of office shall be three years. Beginning on the first business day of January, 2001, the Nominating Committee shall consist of five members: four elected Full members and one elected Associate Member whose terms of office shall be three years, except as provided in the Certificate of Incorporation, Exhibit B., Section 7. The Committee members shall elect their own Chairman who shall be a Full Member. The Associate Member shall serve as a full voting member of the Committee. No member of the Nominating Committee shall be eligible for re-election or reappointment for a period of three years after his term expires.

                                  *  *  *  *